February 6, 2026

Robert J. Dempsey
Chief Executive Officer and Director
OKYO Pharma Limited
Martello Court
Admiral Park
St. Peter Port
Guernsey GY1 3HB

       Re: OKYO Pharma Limited
           Registration Statement on Form F-3
           Filed February 2, 2026
           File No. 333-293145
Dear Robert J. Dempsey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Anna Tomczyk, Esq.